EXHIBIT 99.12

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change November 28, 2011
Item 3	News Release The news release dated November 28, 2011 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on November 28, 2011.
Item 4
Summary of Material Change

The Company reports an updated mineral resource estimate for its wholly-owned Brucejack Project located in northern British Columbia.  High-grade and bulk-tonnage gold resources have increased significantly as a result of the update

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 28, 2011.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 28th day of November, 2011

November 28, 2011	News Release 11-35

Significant Increase in Brucejack’s Gold Resources

Vancouver, British Columbia November 28, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report an updated mineral resource estimate for its wholly-owned Brucejack Project located in northern British Columbia.  High-grade and bulk-tonnage gold resources have increased significantly as a result of the update.

High-Grade (5.0 grams of gold-equivalent per tonne cut-off) Grade & Tonnage Estimate

•	5.06 million ounces of gold in the Measured and Indicated resource categories (9.3 million tonnes grading 16.92 grams of gold per tonne), for a 460% percent increase; and

•	3.33 million ounces of gold in the Inferred resource category (4.0 million tonnes grading 25.67 grams of gold per tonne).

Bulk-Tonnage (1.25 grams of gold-equivalent per tonne cut-off) Grade & Tonnage Estimate

•	8.46 million ounces of gold in the Measured and Indicated resource categories (74.1 million tonnes grading 3.55 grams of gold per tonne), for a 164% percent increase; and

•	6.76 million ounces of gold in the Inferred resource category (78.5 million tonnes grading 2.68 grams of gold per tonne).

Bulk-Tonnage Mineral Resource Estimate (0.30 grams of gold-equivalent per tonne cut-off)

•	12.89 million ounces of gold in the Measured and Indicated resource categories (305.3 million tonnes grading 1.31 grams of gold per tonne), for a 57.5% percent increase; and

•	18.20 million ounces of gold in the Inferred resource category (813.7 million tonnes grading 0.70 grams of gold per tonne).

Brucejack High-Grade Project

•
An update to the Preliminary Economic Assessment (PEA) (see news release dated June 2, 2011) using the updated Brucejack high-grade gold and silver resource is now underway and is planned to be completed in the first quarter of 2012;

•	A Feasibility Study for the Brucejack high-grade development opportunity will commence shortly;

•	Additionally, a PEA on an integrated high-grade underground and bulk tonnage project is planned to commence later this quarter.

Mineral Resource Modeling and Estimation

The Brucejack Project comprises seven modeled deposits.  The resource models are based on 1,190 diamond drill holes totalling 219,394 metres, which include 452 historical surface drill holes, 442 historical underground drill holes exclusively in the West Zone, and 296 surface drill holes completed since 2009. Mineralization in the SG, Gossan Hill, Galena Hill and Bridge Zones was modelled using Ordinary Kriging, a block size of 25 X 25 X 10 metres, and used a top cut for gold between 10 g/t and 30 g/t.  The mineral resource estimates for Shore Zone, West Zone and Valley of the Kings Zone used Median Indicator Kriging, and a block size of 25 X 25 X 10 metres.  Median Indicator Kriging is a non-linear form of estimation used when the mineralization is shown to be hosted in distinct populations.  In this case, the low grade population was defined as all composite samples with Au values below 4.0 g/t gold, and the high grade population was defined as all composite samples with Au values above 4.0 g/t gold.  Median Indicator Kriging restricts the contribution of the various sample populations in any given block.  As a further restriction, composites in the Valley of the Kings Zone were capped at 900 g/t gold and in the West Zone and Shore Zone were capped at 220 g/t gold prior to grade estimation.

Table 1: Brucejack Project 5.0 g/t Grade & Tonnage Estimate – November 2011(1)(4)(5)
(Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne within the 0.30 grams of gold-equivalent/tonne cut-off optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.93	236.1	0.60	18.0
Indicated	6.9	19.99	60.9	4.46	13.6
M+I	9.3	16.92	105.6	5.06	31.6
Inferred(2)	4.0	25.67	20.6	3.33	2.7

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) Contained metal may differ due to rounding.
(4) The Mineral Resource Estimate stated in Table 3 is defined using 25 x 25x 10 meter blocks and contained within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,200/oz. gold (71%) and US$22.00/oz. silver (70%). The pit optimization utilized the following cost parameters: Mining US$2.00/tonne, Processing US$7.00/tonne and G&A US$1.25/tonne along with pit slopes of 45 degrees.
(5) The 5.0 g/t Grade & Tonnage Estimate is a subset of the bulk-tonnage Mineral Resource Estimate in Table 3 and as such is included within the bulk-tonnage Mineral Resource Estimate in Table 3 and is not in addition to the bulk-tonnage Mineral Resource Estimate.

Table 2: Brucejack Project 1.25 g/t Grade & Tonnage Estimate  – November 2011(1)(4)(5)
(Based on a cut-off grade of 1.25 grams of gold-equivalent/tonne within the 0.30 grams of gold-equivalent/tonne cut-off optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	9.3	3.08	102.2	0.92	30.6
Indicated	64.8	3.62	23.7	7.53	49.4
M+I	74.1	3.55	33.6	8.46	80.0
Inferred(2)	78.5	2.68	16.3	6.76	41.2

(1),(2),(3) and (4) See footnotes to Table 1
(5) The 1.25 g/t Grade & Tonnage Estimate is a subset of the bulk-tonnage Mineral Resource Estimate in Table 3 and as such is included within the bulk-tonnage Mineral Resource Estimate in Table 3 and is not in addition to the bulk-tonnage Mineral Resource Estimate.

Table 3: Brucejack Project Bulk-Tonnage Mineral Resource Estimate  – November 2011(1)(4)
(Based on a cut-off grade of 0.30 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	12.2	2.50	81.6	0.99	32.1
Indicated	293.0	1.26	10.5	11.91	99.3
M+I	305.3	1.31	13.4	12.89	131.5
Inferred(2)	813.7	0.70	7.7	18.20	201.2

(1), (2), (3) and (4) See footnotes to Table 1

Underground Sensitivity to the Resource Estimate (5.0 grams of gold-equivalent per tonne cut-off)

A sensitivity analysis of the Brucejack underground mining potential was also completed simultaneously with the bulk tonnage Mineral Resource Estimate. For mine planning purposes, the grades in the sensitivity analysis were estimated for the Valley of the Kings and West Zone using 5 x 5 x 5 metre blocks and the same grade estimation parameters as the bulk tonnage Mineral Resource Estimation. The underground sensitivity analysis is not restricted to the Whittle pit shell. The inclusion of the underground sensitivity analysis in this news release is not meant to supersede or replace the results of the bulk-tonnage Mineral Resource Estimate.

Table 4: Brucejack Project Underground Sensitivity to the Resource Estimate – November 2011 (1)(4)
(Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.29	241.2	0.57	18.9
Indicated	6.1	24.13	53.3	4.76	10.5
M+I	8.6	19.35	106.7	5.33	29.4
Inferred(2)	4.0	25.73	22.0	3.29	2.8

(1),(2) and (3) See footnotes to Table 1
(4)The underground sensitivity analysis is a sensitivity analysis of the Brucejack underground potential and is not meant to supersede or replace the results of the bulk-tonnage Mineral Resource Estimate. These sensitivity results are not reported within a constraining Whittle pit shell.

“Since acquiring Brucejack 11 months ago, we are very pleased with the substantial progress we have made in outlining the potential for a high-grade underground project,” said Robert Quartermain, Pretivm’s President and Chief Executive Officer.

The above tables summarize the sensitivities and bulk-tonnage Brucejack Project Mineral Resource Estimate totals. The Mineral Resource Estimate contained in this news release were prepared by Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG Pr.Sci.Nat., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario and Caroline Vallat, P.Geo., of GeoSpark Consulting, all of whom are independent qualified persons, as defined by National Instrument 43-101.  Mr. Puritch, Mr. Brown and Ms. Vallat have reviewed and approved the contents of this news release.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the bulk tonnage opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.